

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2021

Nicholas Galeone
President, Executive Director and Director
UBS Commercial Mortgage Securitization Corp.
1285 Avenue of the Americas
New York, New York 10019

> **Re: UBS Commercial Mortgage Securitization Corp.**
> **Registration Statement on Form SF-3**
> **Filed November 3, 2021**
> **File No. 333-260708**

Dear Mr. Galeone:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eathen Gums at 202-551-7991 or Benjamin Meeks at 202-551-7146 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance